NO ACT

DC
PE
3-13-08



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



08042833

March 27, 2008



Laura R. Kuntz, Esq.
Lowenstein Sandler PC
65 Livingston Avenue
Roseland, NJ 07068

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/27/2008

Re: Wilshire Enterprises, Inc.
Incoming letter dated March 13, 2008

Dear Ms. Kuntz:

This is in response to your letter dated March 13, 2008 concerning the shareholder proposal submitted to Wilshire Enterprises by Full Value Partners L.P. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Andrew Dakos
Managing Member
Full Value Advisors LLC
General Partner
Full Value Partners L.P.
Park 80 West, Plaza Two, Suite 750
Saddle Brook, NJ 07663

March 13, 2008

**VIA FEDERAL EXPRESS**

SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
OFFICE OF CHIEF COUNSEL
100 F STREET, N.E.
WASHINGTON, D.C. 20549

**Re: Stockholder Proposal Submitted by Full Value Partners L.P.**

Ladies and Gentlemen:

On behalf of Wilshire Enterprises, Inc., a Delaware corporation (the "Company"), and pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company omits the proposal and supporting statement submitted by Full Value Partners L.P. (the "Proponent") from its proxy materials for the Company's 2008 Annual Meeting of Stockholders (the "2008 Annual Meeting").

## I. Background

In a letter dated February 15, 2008, the Proponent submitted the following shareholder proposal (the "Proposal") with a supporting statement:

> RESOLVED: The shareholders of Wilshire Enterprises, Inc. ("Wilshire") request that the Board of Directors replace Sherry Wilzig Izak as CEO.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are: (i) six copies of the Proposal and supporting statement and, (ii) six copies of this letter, which includes an explanation of why the Company believes that it may exclude the Proposal from its proxy materials for the 2008 Annual Meeting.

A copy of this letter is also being sent to the Proponent as notice of the Company's intent to omit the Proposal from the Company's proxy materials for the 2008 Annual Meeting.

## II. Discussion

*A. The Proposal deals with a matter relating the Company's ordinary business operations and is therefore properly excludable under Rule 14a-8(i)(7).*

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal from its proxy materials if the proposal deals with a matter relating to the company's ordinary business operations. The Commission set forth the underlying policy of the "ordinary business exclusion" as such: to "confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Amendment to Rules on Shareholder Proposals, Release No. 34-40018 (May 21, 1998) (the "Adopting Release"). In the Adopting Release, the Commission recognized that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." A paradigmatic example of such a fundamental task is "the management of the workforce, such as the hiring, promotion and termination of employees."

The Staff has consistently taken the position that shareholder proposals seeking to hire, promote or terminate executive officers are excludable under Rule 14a-8(i)(7) because such proposals deal with ordinary business operations. In *Bank of America Corp.* (Jan. 4, 2008)[1], a shareholder proposal recommended that the board of directors "adopt and disclose a written and detailed succession planning policy" that included, among other features, a "CEO succession planning process." The Staff found that the proposal was excludable under Rule 14a-8(i)(7) because it related to "Bank of America's ordinary business operations (i.e. the termination, hiring, or promotion of employees)." In *Willow Financial Bancorp, Inc.* (Aug. 16, 2007), a shareholder proposal recommended that the board hire an executive search firm to recommend replacements for the chief executive officer and chief financial officer. The Staff determined that the proposal was excludable under Rule 14a-8(i)(7) because it related to the company's ordinary business operations. *See also The Boeing Company* (Feb. 10, 2005) (concurring in the exclusion of a proposed shareholder resolution that an independent committee approve and hire new management); *U.S. Bancorp* (Feb. 27, 2000) (concurring in the exclusion of a proposal to remove the company's officers and board of directors); *E*Trade Group, Inc.* (Oct. 31, 2000) (concurring in the exclusion of a proposal that recommended to the board, among other actions, the dismissal and replacement of the executive officers).

Here, the Proposal relates directly and solely to the replacement of the Company's chief executive officer. In the supporting statement, the Proponent requests that the board replace the chief executive officer with "an experienced and credible real estate professional." The Staff has made clear that shareholder proposals that call for the replacement of a company's chief

[1] All citations are to the Commission's No-Action letters and the dates that they became publicly available.

executive officer fall squarely within the realm of ordinary business operations.[2] *See The Walt Disney Company* (Dec. 16, 2002) (concurring in the exclusion of a proposal that requested, among other things, the removal of the company's chairman and chief executive officer and other management personnel and the hiring of a new chief executive officer); *Wachovia Corp.* (Feb. 17, 2002) (concurring in the exclusion of a proposal that the board "seek and hire a competent chief executive officer"); *Wisconsin Energy Corporation* (Jan. 30, 2001) (concurring in the exclusion of a proposal to express a vote of "no confidence" in the company's management and to request the board of directors seek the resignation of the company's chief executive officer and president).

On the basis of these earlier no-action positions, we believe that the no-action relief requested by the Company would be appropriate in the instant situation. As noted above, the Proposal focuses only on the replacement of the Company's chief executive officer. Clearly, this is a matter relating to the ordinary business operations of the Company and not a matter to be submitted to shareholders.

*B. The Proposal does not involve the type of policy issue exempt from the ordinary business exclusion.*

The Commission exempts from the "ordinary business exclusion" employment-related shareholder proposals that raise certain social policy issues. In the Adopting Release, the Commission stated that such proposals that relate to ordinary business matters but focus on "sufficiently significant" social policy issues generally would not be excludable because the proposal would "transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." The Commission has adopted a case-by-case approach in determining which proposals fall under this exemption.

Here, the Proposal does not focus on any social policy issue, let alone any significant social policy issues exempt from the ordinary business exclusion. Instead, the only purpose of the Proposal and the supporting statement is to terminate the Company's chief executive officer.

---

[2] Similarly, under Rule 14a-8(c)(7), the predecessor rule to Rule 14a-8(i)(7), the Staff consistently found proposals seeking to remove a chief executive officer were properly omitted from proxy materials because they dealt with ordinary business operations. *See Exxon Corp.* (Jan. 26, 1990) (excluding a proposal that the company's chairman and president be "summarily and immediately terminated and discharged"); *Middle South Utilities, Inc.* (Jan. 25, 1988) (excluding a proposal to remove the company's chairman and president); *Continental Illinois Corp.* (Feb. 24, 1983) (excluding a proposal that recommended to the board that it terminate the company's chairman of the board and its president).

**III. Conclusion**

On the basis of the foregoing and on behalf of the Company, we respectfully request that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company omits the Proposal and supporting statement from its proxy materials.

If you have any questions or need any additional information, please do not hesitate to contact me at (973) 597-2398 or Peter H. Ehrenberg, Esq. at (973) 597-2350.

Very truly yours,



Laura R. Kuntz, Esq.

**Full Value Partners L.P.**
Park 80 West, Plaza Two, Suite 750
Saddle Brook, NJ 07663
Phone (201) 556-0092
Fax (201) 556-0097

February 15, 2008

Sherry Wilzig Izak
Chairman of the Board and Chief Executive Officer
Wilshire Enterprises, Inc.
One Gateway Center
Suite 1030
Newark, NJ 07102

Dear Ms. Wilzig Izak:

Full Value Partners L.P. is the beneficial owner of shares of Wilshire Enterprises, Inc. ("Wilshire") with a market value in excess of $2,000.00 and is a member of a group that has filed a schedule 13D. We have held our shares for at least 12 months and intend to hold them through the next annual meeting. We hereby submit the following proposal and supporting statement pursuant to rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy materials for the next meeting of stockholders.

**RESOLVED**: The shareholders of Wilshire Enterprises, Inc. ("Wilshire") request that the Board of Directors replace Sherry Wilzig Izak as CEO.

**Supporting Statement**

In a press release issued by Wilshire on June 4, 2007, Ms. Wilzig Izak made the following statement:

> With the completion of many of our value-enhancing initiatives, which we firmly believe have made our portfolio and our overall Company more appealing to a potential buyer, we are now actively exploring strategic alternatives for the business.

On that day, Wilshire's stock price closed at $5.73 on large volume. Soon afterward, Ms. Wilzig Izak boasted in a letter to shareholders that the "Initial Bids Are In!" Since then Wilshire's stock price has fallen dramatically. Currently, it is hovering just above $3 and there are no "value-enhancing initiatives" in sight.

It is abundantly clear that Ms. Wilzig Izak does not possess the willingness, credibility or wherewithal to manage Wilshire effectively or to maximize shareholder value. Replacing Ms. Wilzig Izak as soon as possible with an experienced and credible real estate professional is imperative if Wilshire's shareholders expect to maximize the value of their investment via a sale or liquidation.

If you agree the time has come to replace Ms. Wilzig Izak, please vote in favor of this proposal.

Very truly yours,



Andrew Dakos
Managing Member
Full Value Advisors LLC
General Partner

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 27, 2008

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Wilshire Enterprises, Inc.
Incoming letter dated March 13, 2008

The proposal requests that the board of directors replace the company's current chief executive officer.

There appears to be some basis for your view that Wilshire Enterprises may exclude the proposal under rule 14a-8(i)(7), as relating to Wilshire Enterprises' ordinary business operations (i.e., the termination, hiring, or promotion of employees). Accordingly, we will not recommend enforcement action to the Commission if Wilshire Enterprises omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



William A. Hines
Special Counsel

END